Filed pursuant to Rule 433

Registration Statement No. 333-232996

August 19, 2019

Puget Sound Energy, Inc.

$450,000,000 3.250% Senior Notes due 2049

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc.

Anticipated Ratings*:	A2 by Moody’s Investors Service Inc. A- by S&P Global Ratings A by Fitch Ratings, Inc.

Trade Date:	August 19, 2019

Settlement Date**:	August 30, 2019 (T+9)

Issue:	3.250% Senior Notes due 2049 (the “Notes”)

Security:	So long as the Notes remain outstanding, the Notes will continue to be secured either by first mortgage bonds issued under our existing electric utility mortgage or by substitute pledged first mortgage bonds to be issued under a new mortgage.

Principal Amount:	$450,000,000

Maturity Date:	September 15, 2049

Benchmark Treasury:	2.875% due May 15, 2049

Treasury Price:	117-14+

Treasury Yield:	2.084%

Spread to Benchmark:	T+120 basis points

Reoffer Yield:	3.284%

Issue Price:	99.353% of the principal amount

Coupon:	3.250%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2020

Optional Redemption:	Make-whole call at any time prior to March 15, 2049 (the par call date) at 20 basis points spread over Treasury Rate (calculated to the par call date). Callable on or after March 15, 2049 at par.

Joint Book-Running Managers:	MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	CIBC World Markets Corp. KeyBanc Capital Markets Inc.

CUSIP/ISIN:	745332CJ3/ US745332CJ30

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the Notes against payment for the Notes on or about August 30, 2019, which will be the ninth business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding six business days will be required, by virtue of the fact that the Notes initially will settle in T+9, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding six business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and prospectus supplement if you request it by calling MUFG Securities Americas Inc. toll-free at (877) 649-6848, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.